

Mail Stop 3561

February 9, 2016

Michael Steib
Chief Executive Officer and President
XO Group Inc.
195 Broadway, 25th Floor
New York, New York 10007

      Re: **XO Group Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed March 16, 2015
               File No. 1-35217

Dear Mr. Steib:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief
                        Office of Consumer Products